Exhibit (a)(5)(EEE)

ANNOUNCEMENT OF THE PUBLIC TENDER OFFER
FOR
ENDESA, S.A.

MADE BY
E.ON ZWÖLFTE VERWALTUNGS GMBH

The Spanish Securities Market Supervisor (hereinafter, the “CNMV”), has authorised on 16 November 2006 the public tender offer for the shares of Endesa, S.A., made by E.ON Zwölfte Verwaltungs GmbH, in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market, of Royal Decree 1197/1991, of 26 July, on Public Tender Offers for Securities, and of any other applicable regulations. The Offer is made in accordance with the following essential terms and conditions:

INTRODUCTION

1	Scope of the Offer

This tender offer (the “Offer” or the “Spanish offer”) is made by E.ON Zwölfte Verwaltungs GmbH (“E.ON 12” or the “Offeror”) to all holders of ordinary shares of Endesa, S.A. (“Endesa” or the “Target Company”) under the terms and conditions provided in the Prospectus (the “Prospectus” or the “Explanatory Prospectus”) and the documentation attached thereto.

Concurrently with this Offer, E.ON 12 will make an U.S. offer open to all U.S. holders of Endesa ordinary shares and to all holders of Endesa American Depositary Shares (or “ADSs”), wherever located (the “U.S. offer”). However, U.S. holders of Endesa ordinary shares may elect to either participate in the U.S. offer or the Spanish offer. The main characteristics of the U.S. offer and how it differs from this Offer are described in Section 6 below.

Holders of Endesa shares through the Registry of Foreign Securities of the Santiago Off Shore Stock Exchange in Chile who wish to accept this offer shall be subject to the procedures and formalities provided in the Prospectus.

For informative purposes, it must be noted that this Offer is a competing offer to the tender offer made by Gas Natural, SDG, S.A. (“Gas Natural”) to all holders of shares of Endesa on 5 September 2005, which was authorized by the Spanish Securities and Exchange Commission (Comisión Nacional del Mercado de Valores) (the “CNMV”) on 27 February 2006.

2	Applicable legislation and competent authority

This Offer is made in Spain and in accordance with the provisions of Spanish Law 24/1988, of 28 July, on the Securities Market (the “Spanish Law on the Securities Market”), of Spanish Royal Decree 1197/1991, of 26 July, on public tender offers for securities (the “Royal Decree 1197/1991”), and of other applicable legislation. The only authority competent to examine the Prospectus and to authorize this Offer is the CNMV. The terms and the conditions of this Offer are those established in the Prospectus and the documentation attached hereto.

The U.S. offer will be conducted in accordance with the U.S. federal securities laws, including Regulation 14D and Regulation 14E promulgated under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), except to the extent of the exemptive reliefs to be granted by the U.S. Securities and Exchange Commission (the “SEC”). The only competent authority with respect to the U.S. offer is the SEC.

This Offer is not subject to authorization by the Chilean Securities and Insurance Regulator (the “SVS”) or the Santiago de Chile Stock Exchange.

3	Availability of this Offer Prospectus

The Explanatory Prospectus of this Offer and the complementary accompanying documentation shall be made available to the shareholders of the Target Company on the day following the first of the announcements referred to in Article 18 of Royal Decree 1197/1991, in:

(a)	the registered offices of E.ON 12 (E.ON-Platz, 1, D-40479 Düsseldorf, Germany) and of Endesa (Calle Ribera del Loira 60, Madrid);

(b)
the registered offices of the Governing Bodies of the Stock Exchanges of Madrid (Plaza de la Lealtad 1, Madrid), Barcelona (Paseo de Gracia 19, Barcelona), Bilbao (Calle José María Olabarri 1, Bilbao) and Valencia (Calle Libreros 2-4, Valencia);

(c)	the registered offices of Santander Investment, S.A. and Santander Investment Bolsa, S.V., S.A. (Avenida de Cantabria s/n, Ciudad Grupo Santander, 28660 Boadilla del Monte, Madrid);

(d)	the offices of Santander Investment S.A. Corredores de Bolsa (Bandera, 140, 14th floor, Santiago, Chile); and

(e)
the registered offices of the New York Stock Exchange (11 Wall Street-New York, U.S.A.), the Santiago Stock Exchange (La Bolsa 64 - Santiago, Chile), the Electronic Stock Exchange, Bolsa Electrónica (Huérfanos 770 - Santiago, Chile) and the Valparaíso Stockbrokers Exchange, Bolsa de Corredores de Valparaíso (Prat 798 - Valparaíso, Chile).

Likewise, and at the latest, prior to the deadline indicated above, the Explanatory Prospectus and complementary documentation will be available for consultation in the public registers of the CNMV (Paseo de la Castellana número 15, Madrid and Paseo de Gracia número 19, Barcelona). Additionally, only the Prospectus and the model of announcement will be available on the webpage of the CNMV (www.cnmv.es), on the webpage of E.ON AG (www.eon.info), on the webpage of Endesa (www.endesa.es) and on the webpage of the Chilean Securities and Insurance Regulator (www.svs.cl).

In Chile, and within the aforementioned deadline, shareholders of Endesa will be able to obtain a copy of the Explanatory Prospectus and of the complementary documentation through the Chilean Securities and Insurance Regulator (Av. Libertador Bernardo O'Higgins 1449 - Santiago, Chile).

Finally, the addressees of this Offer may request copies of the Prospectus through E.ON AG Externe Kommunication in phone number 00 49 211-4579-453.

If you have any questions about procedures for acceptance of the Offer described in the Prospectus, you should contact the helpline on the following toll free numbers:

      If you dial from Spain:    00800 7710 9971

      If you dial from the rest of
      EU countries (except Greece):  00800 7710 9970

       If you dial from Chile:    123 0020 0190
      (only for ENTEL
      Chile subscribers)

4	The U.S. offer

The U.S. offer is open to (i) all holders of Endesa ADSs, whichever their nationality, and to (ii) all U.S. holders of Endesa ordinary shares (collectively, the “U.S. offer addressees”).

U.S. Holders of Endesa ordinary shares may elect whether to participate in the U.S. offer or this Offer (in this latter case, the U.S. law will not be applicable to them). Those who choose to accept the U.S. offer will be unable to take part in this Offer and vice versa (as regards the same shares). Holders of ADSs may not tender those ADSs in this Offer. Holders of Endesa ADSs who surrender those ADSs to the depositary for Endesa’s American Depositary Receipt program (Citibank) and withdraw the underlying ordinary shares before the date of expiration of this Offer may tender those ordinary shares in this Offer. The referred conversion ADSs into ordinary shares of Endesa will be effected on the same day as it is requested, or on the next day.

The terms of the U.S. offer are substantially similar to the terms of this Offer and the effectiveness of both offers is subject to the same conditions, although the U.S. offer is additionally subject to the completion with a positive result of the Spanish offer. On the contrary, the Spanish offer is in no way conditional upon the U.S. offer.

With respect to the U.S. offer, E.ON 12 will file a Tender Offer Statement on Schedule TO with the SEC, which will include the U.S. Offer to Purchase and other related materials.

In separating the offers into the U.S. offer and the Spanish offer and in conducting the U.S. offer on the terms described in the Prospectus and in the Schedule TO and U.S. Offer to Purchase, E.ON 12 is relying on Rule 14d-1(d) under the Exchange Act, which provides exemptive relief from otherwise applicable rules to persons conducting a tender offer under certain conditions (the so-called “Tier II” relief). Under this regime, E.ON 12 has requested certain exemption reliefs from the SEC to the application of certain rules of the U.S. regulation, which are described in detail under Section 6 of the Prospectus.

E.ON 12 expects to obtain from the SEC the requested exemption reliefs before the beginning of the U.S. offer. However, the obtaining of such exemption reliefs from the SEC and the beginning of the U.S. offer are independent from the obligation to publish the announcements of this Offer and also from the beginning of this Offer, which will begin according to the terms set forth in Section 3.1 of the Prospectus.

5	Legal actions in relation to the Offer

Section 9 of the Introduction of the Prospectus contains the description of several legal actions in relation to the Offer and to the offer of Gas Natural. The most relevant legal actions for their impact over this Offer are the following:

(i) Endesa’s claims against Gas Natural and Iberdrola for collusive practices

On 25 November 2005, Endesa filed a legal action, requesting injunctive relief, before the Court for Business Matters No. 3 in Madrid (Juzgado de lo Mercantil número 3 de Madrid), against Gas Natural and Iberdrola, S.A. (“Iberdrola”) alleging that (i) the agreement between Iberdrola and Gas Natural and Gas Natural’s offer for Endesa was illegal, (ii) the agreement between Gas Natural and Iberdrola was invalid and (iii) a collusive agreement existed between Gas Natural and Iberdrola.

On 21 March 2006, the Madrid Court ordered the suspension of the following: (i) the processing of Gas Natural’s offer for the share capital of Endesa and, consequently, the execution of all acts relating to, or connected with, Gas Natural’s offer for the share capital of Endesa, in particular, the acquisition of Endesa shares by Gas Natural, and (ii) the performance of the agreement dated September 5, 2005, between Gas Natural and Iberdrola. No decision on the merits of the underlying case has been issued by the Madrid Court yet.

This suspension was declared effective on 4 April 2006, when Endesa posted bank guarantees amounting to €1,000 million before the Court for Business Matters No. 3 (Juzgado de lo Mercantil) in Madrid. On 9 May 2006, Gas Natural has appealed the injunctive order before the Madrid court. This appeal is pending resolution.

(ii) Endesa’s appeal of the Council of Ministers Decision

On 9 February 2006, Endesa, the Asociación de Accionistas Minoritarios de Empresas Energéticas and the Federación Unión de Consumidores Europeos (Euroconsumo) filed an administrative action before the Supreme Court (Tribunal Supremo) challenging the Council of Ministers resolution which authorized, subject to several conditions, Gas Natural’s acquisition of control over Endesa.

On 28 April 2006, the Spanish Supreme Court ordered and declared that the effectiveness of the resolution issued by the Spanish Council of Ministers on 3 February 2006 was suspended until a final decision on the underlying case is decided, thereby suspending Gas Natural’s offer. Gas Natural appealed this decision and on 26 June 2006, the Spanish Supreme Court dismissed Gas Natural’s appeal. The Spanish Supreme Court has not yet issued a decision on the merits of the underlying case.

1.          SUBJECTIVE ELEMENTS OF THE OFFER

1.1        Identification of the Target Company

The company that is the target of the Offer for shares is Endesa, a Spanish public limited company with registered address in Madrid at 60, Ribera del Loira, and with taxpayer number A/28023430.

Endesa’s share capital amounts to €1,270,502,540.40, and is represented by 1,058,752,117 issued shares of a single series, each with a nominal value of €1.20.

All of the Endesa shares are listed on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and are integrated in the SIBE. The Endesa shares are also listed on the Santiago Off Shore Stock Exchange in Chile. The Endesa ADSs, each representing one Endesa share, are listed on the NYSE and are evidenced by Endesa ADRs. The depositary for the Endesa ADRs is Citibank, N.A.

1.2        Identification of the Offeror

This Offer is being made by E.ON 12. E.ON 12 is a company organised under the laws of the Federal Republic of Germany. It is registered in the Commercial Register of the local court of Düsseldorf, Section B, under number HRB 53350, and its registered office is located at E.ON-Platz, 1, D-40479 Düsseldorf. E.ON 12’s capital stock is €25,000.

E.ON 12 is a special purpose vehicle incorporated with the only purpose of making this Offer. Its sole shareholder, owner of 100% of its share capital, is E.ON AG (“E.ON”).

E.ON is a stock company organised under the laws of the Federal Republic of Germany. It is registered with the Commercial Register of the local court of Düsseldorf, Germany, under HRB 22315. E.ON’s registered office is located at E.ON-Platz, 1, D-40479 Düsseldorf, Germany.

E.ON’s capital stock amounts to €1,799,200,000.00, and consists of 692,000,000 issued ordinary shares without par value, each share representing €2.6 of the capital stock.

E.ON's shares, all of which are ordinary shares, are listed on all seven German stock exchanges (Frankfurt, Berlin-Bremen, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart), its principal trading market being the Frankfurt Stock Exchange, together with XETRA (Exchange Electronic Trading System). Options on ordinary shares are traded on the German derivatives exchange (Eurex Deutschland). Ordinary shares are also actively traded over the counter in London. In addition, E.ON ADSs, are listed on the New York Stock Exchange under the symbol “EON” and are evidenced by E.ON ADRs. Three E.ON ADRs represent one E.ON ordinary share. The depositary for the E.ON ADRs is JPMorgan Chase Bank N.A.

1.3        Structure of the Offeror’s Group

1.3.1     Description of the Offeror’s Group

E.ON, the sole shareholder of E.ON 12, is one of the three largest industrial groups in Germany (the “Group” or the “E.ON Group”), measured on the basis of market capitalization at 31 December 2005 (€57.6 billion). 2005 sales reached over €56 billion with almost 80,000 employees worldwide. The corporate purpose of E.ON is the supply of energy (primarily electricity and gas).

The Group is organised into the Corporate Center (the proper E.ON, which main tasks are to chart the Group’s strategic course as an integrated energy company, to manage business issues that transcend individual markets, and to continually optimise the business portfolio) and the following five market units, each led by a company which reports directly to E.ON: Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest.

1.3.2     Shareholders of the Offeror

The sole shareholder of the Offeror is E.ON. Based on the information which E.ON has, there are no shareholders owning 5% or more of E.ON share capital as of the date of the Prospectus.

1.3.3    Management of the Offeror

   (a) Management of E.ON 12

E.ON 12 is formally governed by two Managing Directors. However, pursuant to the domination and profit and loss transfer agreement executed between E.ON and E.ON 12, the effective management of E.ON 12 is performed by E.ON. Section 1.3.1 of the Prospectus describes the principal aspects of this agreement.

    (b) Management of E.ON

In accordance with the German regulation on corporations, the management of E.ON is governed by a “dual system”, which implies the existence of a supervisory body and a managing body. Specifically, the executive bodies of E.ON are the Board of Management (Vorstand) and the Supervisory Board (Aufsichtsrat). The latter has been created pursuant to the German Co-Determination Act. The two Boards are independent from each other and no individual may simultaneously be a member of both Boards.

The Board of Management of E.ON

The Board of Management of E.ON consists of six members, including its Chairman, Dr. Wulf H. Bernotat, all executive directors (consejeros ejecutivos), who are each elected by the Supervisory Board for the term of up to five years. They may be re-appointed for additional terms, subject to certain limitations depending upon the age of the member. The Supervisory Board also determines the number of members. Under certain circumstances, such as a serious breach of duty or a bona fide vote of no confidence by the shareholders at a shareholders’ meeting, a member of the Board of Management may be removed by the Supervisory Board prior to the expiration of such term.

E.ON’s Board of Management is responsible for the managing of the business of the company, with all its members bearing joint responsibility for its decisions. The Board of Management establishes the company’s objectives, sets its fundamental strategic direction, and is responsible for corporate policy and Group organization. This includes, in particular, the management of the Group and its financial resources, the development of its human resources strategy, the appointment of persons to management posts within the Group, and the development of its managerial staff, as well as the presentation of the Group to the capital market and to the public at large. In addition, the Board of Management is responsible for coordinating and supervising the Group’s business units in accordance with the Group’s established strategy. Moreover, the Board of Management is authorised to represent E.ON and to enter into binding agreements with third parties on behalf of it. Nevertheless, as indicated below, prior approval of the Supervisory Board is required for the adoption by the Board of Management of certain decisions of special relevance.

The Supervisory Board of E.ON

The principal function of the Supervisory Board is to supervise the Board of Management. It is also responsible for appointing and removing the members of the Board of Management. Although the Supervisory Board may not make management decisions, there are certain issues that require its prior consent, so it is therefore directly involved in decisions of fundamental importance to E.ON, amongst which, are the sale and purchase of companies, holdings in companies and parts of companies provided that, in each case, the commercial value or, in case of unavailability of the commercial value, the net asset value exceeds 1% of the Group’s own capital, according to its last balance sheet.

The Supervisory Board has twenty ordinary members. The ten shareholder representatives are elected by the Annual General Meeting and the ten employee representatives are elected by the employees according to the provisions of the Co-determination Act. Both the shareholders and the employees’ representatives are bound to act in the interest of the company.

The Supervisory Board shall elect amongst its members the Chairman of the Supervisory Board and the Deputy Chairman. The current Chairman of the Supervisory Board of E.ON is Mr. Ulrich Hartmann and the current Deputy Chairman is Mr. Hubertus Schmoldt.

Finally, the Supervisory Board of E.ON has the following Committees: (i) the Mediation Committee, (ii) the Executive Committee, (iii) the Audit Committee, and (iv) the Finance and Investment Committee.

1.3.4	Legal restrictions applicable to transactions over assets or companies of the E.ON Group

In connection with E.ON’s acquisition of Ruhrgas AG, E.ON’s wholly owned subsidiary as from March 2003 and currently named E.ON Ruhrgas AG, the German Ministry of Economy authorised the acquisition but imposed certain conditions to the transaction. Amongst those conditions, there is one relating to an eventual change of control of E.ON, whereby in the event that any entity acquires the majority of the equity or voting rights of E.ON, the German Ministry of Economy may oblige E.ON to sell its stake in Ruhrgas, if the acquirer gives reason to fear for an endangering of the safety of gas supply in Germany.

Apart from the condition related to E.ON Ruhrgas AG, no other similar specific legal condition or restriction exists apart from the general regulation applicable to transactions with assets and companies of the E.ON group.

1.3.5	Control over E.ON

Except for the condition applicable to the taking of control in E.ON, described in section 1.3.4 above, no private or public entity and no private or public authority may exercise any kind of shareholding or corporate control over E.ON, either directly or indirectly, over the companies pertaining to its group or over any of its business or activities, and no entity or authority may have any influence on its management or have the right to appoint representatives in the Supervisory Board.

1.4         Agreements between the Offeror and the Target Company or its shareholders

Prior to the filing of this Offer, E.ON and Endesa had a number of contacts, which continued after such filing. Section 1.8.1 of the Prospectus contains a detailed list of such contacts. Except for what concerns to a confidentiality agreement entered into between E.ON and Endesa on 16 January 2006, neither E.ON, nor E.ON 12 have reached any agreement with Endesa or the members of its Board of Directors, or with any shareholder of Endesa in connection with the Offer. E.ON 12 has not reserved any benefit or advantage in the Offer to the members of the Board of Directors of Endesa.

E.ON has also occasionally contacted some of the significant shareholders of the Target Company. All such contacts took place after the filing of this Offer and has not given rise to any agreement between E.ON and the referred shareholders of Endesa.

2.          OBJECTIVE ELEMENTS OF THE OFFER

2.1	Securities affected by the Offer

This Offer is being made for 100% of the issued Endesa shares. The terms of the Offer are identical for all of the Endesa shares involved in the Offer. The consideration offered for each Endesa share is set out in the next Section.

All shares involved in the Offer must be transferred free of charges and encumbrances, and of third party rights which limit the voting or economic rights attaching to the said shares or which limit the shares’ rights of conveyance by any person thus authorised according to entries in the book entries register. This is necessary in order for the Offeror to acquire irrevocable possession of the Endesa share capital, in accordance with article 9 of the Spanish Law on the Securities Market.

2.2	Consideration offered for the shares

This Offer is being made as a sale and purchase. The Offeror is offering the holders of Endesa shares the consideration of € 25.405 for each Endesa share. However, as set forth below, E.ON will increase the price up to, at least, € 35 per share. The consideration will be paid entirely in cash.

In the event that Endesa paid any dividend between the date of filing of the Offer and the date of publication of the result of the Offer (both dates excluded), the consideration shall be reduced by an amount equivalent to the gross dividend distributed. This reduction will be subject to the following limitation: the price resulting from this reduction will always have to be higher than the value of the consideration offered by Gas Natural, as adjusted pursuant to the reduction established in the prospectus of their offer, just like the CNMV authorized it on 27 February 2006.

In particular, this adjustment will apply to the interim dividend approved on 25 October 2006 by Endesa’s Board of Directors, on account of the results of financial year 2006, for a gross amount of € 0.50 per share, to be paid on 2 January 2007. As a consequence, in the event that the result of the Offer was not published by 2 January 2007, in application of the adjustment rule set forth above, the consideration would be reduced by an amount of € 0.50 per share. Therefore, the consideration of the Offer (taking into account the increase up to € 35 that has already been indicated) would be of, at least, € 34,50 per share.

However, any reduction to the price as a consequence of a distribution of dividends by Endesa may never lead to a null or negative consideration.

The Offeror will immediately communicate to the CNMV by means of a relevant notice the automatic adjustment of the consideration of the Offer to which the foregoing paragraphs refer to.

2.3	Maximum number of securities covered by the Offer and minimum number of securities to be acquired as a condition for the Offer to have effect

2.3.1     Maximum number of securities covered by the Offer

The Offer is made for 1,058,752,117 issued Endesa shares, representing 100% of the Endesa share capital.

2.3.2	Minimum number of securities to be acquired as a condition to the Offer

A condition to the Offer is the acquisition of at least 529,481,934 Endesa shares, representing 50.01% of the Endesa share capital.

2.3.3	Offeror’s undertakings

(i)
The Offeror undertakes not to, and will not, acquire, whether directly or indirectly and whether by its own actions or by those of an intermediary, any Endesa shares, from the first public announcement of the Offer until the acceptance period has expired and the outcome of the Offer has been published. The same undertaking is made as regards E.ON and the rest of the companies of its Group.

(ii)
In accordance with article 30.2 of Royal Decree 1197/1991, the Offeror undertakes, in the event that the Offer is unsuccessful, that neither the Offeror, nor E.ON, nor any company of its Group, will initiate another public offer for the Endesa share capital during the six months following publication of the outcome of the Offer. The same undertaking is made by the Managing Directors and top management of the Offeror and of the companies of the E.ON Group. Nor will these parties acquire Endesa shares during the stated period in any quantity that would result in an obligation to make a mandatory offer, as stipulated in article 30.2 of Royal Decree 1197/1991.

(iii)
The Offeror undertakes that the consideration of the Offer will be increased up to, at least, € 35 per share, in the framework of the improvement procedure set forth in article 22 (in case Gas Natural withdraws its Offer) or in 36.2 of Royal Decree 1197/1991 (in case Gas Natural’s offer is maintained until the improvement of the offer in envelopes procedure).

(iv)	At the time when the price is formally increased up to € 35, the Offeror will provide the CNMV with the guarantees that will cover the increased price.

2.4	Guarantees established by the Offeror for settlement of the Offer

In accordance with the provisions of article 11.1 of the Royal Decree 1197/1991, and for the purposes of guaranteeing execution and payment of the sale and purchase prices resulting from this Offer, the Offeror has presented before the CNMV, binding and irrevocable bank guarantees granted by HSBC Bank plc, Sucursal en España, Citibank International plc, Sucursal en España, JPMorgan Chase Bank N.A., Sucursal en España and Deutsche Bank, S.A.E. for the respective amounts of € 9,155,228,071.72, € 7,051,454,529.24, € 7,051,454,529.24 and € 3,639,460,402.19, which is a total amount of € 26,897,597,532.39, equivalent to the aggregate consideration currently offered for the Endesa share capital in the Offer.

2.5	Financing of the Offer

The Offer will be financed be means of an Euro syndicated facility agreement which was entered into on 16 October 2006. The terms and conditions of this facility agreement are detailed in Section 2.6 of Chapter II of this Prospectus.

The financing of the Offer made available under the above mentioned facility agreement and its eventual refinancing in the short and medium term will not lead to any indebtedness on the part of Endesa or its group companies.

Neither Endesa nor its subsidiaries will provide any kind of guarantee for the financing of this Offer. Nor will they disburse any amount to repay the facility agreement.

The terms and conditions of the facility agreement do not require E.ON to endorse an extraordinary distribution of dividend in Endesa in relation to the facility agreement or to the repayment of the facility agreement. Nor is E.ON required to endorse the granting of loans from Endesa to E.ON.

2.6	Conditions to the Offer

The effectiveness of this Offer is subject to the fulfilment of the following conditions:

2.6.1     Minimum of acceptances

As explained in Section 2.3.2 above, a condition to the Offer is the acquisition of at least 529,481,934 Endesa shares, representing 50.01% of its share capital.

2.6.2     Modification of Endesa’s articles of association

The effectiveness of the present Offer is also subject to the condition that, prior to the expiration of the acceptance period of the Offer, (i) Endesa’s General Shareholders Meeting adopts all necessary resolutions in order to amend Endesa’s articles of association for the purposes described in Section 2.7.2 of Chapter II of the Prospectus and (ii) the said amendments are registered with the Commercial Registry of Madrid.

The articles to which amendment the Offer is conditioned are the following: (i) article 32 (limitation or restriction to the number of votes exercisable by shareholders of Endesa -individually or collectively-), (ii) article 37 (number and types of directors), (iii) article 38 (duration of the offices of the directors), and (iv) article 42 (incompatibilities of the directors).

In the event that the General Shareholders Meeting decided to subject the effectiveness of the resolutions of amendment of the articles of association to the settlement of the Offer, and such condition impeded registration of such resolutions, in principle, the Offeror would not consider the condition to be fulfilled, although no decision has been taken yet in this regard. If, on the contrary, the resolutions were registered with the Commercial Registry subject to the condition of settlement of the Offer, the Offeror would consider that the condition of amendment of the articles of association has been fulfilled.

The amendment of the aforementioned article 32 requires at the relevant Shareholders’ Meeting, both at first and second notice, a vote in favour exceeding 50% of the subscribed capital with voting right.

2.6.3     Waiver of the conditions to which the Offer is subject

Pursuant to Royal Decree 1197/1991, the Offeror may waive the condition of the minimum level of acceptances and the condition of the amendments of the articles of association of Endesa. Section 3.2.4 below contains information on the periods in which such waiver shall be effected.

As set out in Section 2.6 above, in order to waive the condition regarding the modification of article 32 of Endesa’s articles of association, E.ON shall request the prior written consent of the mandated lead arrangers of the facility agreement that has been entered into in order to finance this Offer, which terms and conditions are described in Section 2.6 of Chapter II of the Prospectus. Apart from this, there is no other limitation for the waiver of the rest of the conditions of the Offer.

At the date of the Prospectus, no decision or prevision regarding the waiver of the conditions to which the Offer is subject has been taken by the Offeror.

3.          FORMAL ELEMENTS OF THE OFFER

3.1	The acceptance period of the Offer

In accordance with Royal Decree 1197/1991, the acceptance period of this Offer is of one (1) calendar month as from the publication of the first of the announcements to which article 18 of the Royal Decree 1197/1991 refers in the Mercantile Registry Official Bulletin, in the Quotations Bulletins of the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, and in two newspapers, one of them of national distribution, and the other with high local distribution, at the Target Company’s address. The publication date in the Quotations Bulletins of the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges will be deemed to be the stock session following the date of the session to which the said Bulletins refer to.

For the purpose of calculating the one (1) month period, both the initial and the final day of such term shall be included. If the first day of the period is not a working day for the Stock Markets Interconnection System (Sistema de Interconexión Bursátil, “SIBE”), such period will start the next working day for the SIBE. In the event that the final day of the period is not a working day for the SIBE, the acceptance period will be extended to the end of the following working day for the SIBE.

The acceptance period of the Offer will be subject to extension pursuant to Chapter V of Royal Decree 1197/1991 relating to competing bids. In addition, pursuant to the provisions established in Article 19 of said Royal Decree, the Offer may be extended by the CNMV so as to allow the Endesa General Shareholders Meeting to adopt the resolutions upon which this Offer is conditioned.

However, as already indicated, E.ON 12’s Offer is a competing offer with the one launched by Gas Natural, which is currently suspended by means of an order of 21 March 2006 of the Court for Business Matters No. 3 in Madrid. Thus, by virtue of the CNMV’s communication of 24 March 2006, the procedure of improvement of the offer by sealed envelopes established in article 36 of Royal Decree 1197/1991 is provisionally suspended and the acceptance periods of both offers shall be extended by the CNMV as necessary in order for them to expire at the same date.

In light of the above, and as long as the suspension of the improvement procedure continues, the beginning of the acceptance period of the offer set forth in article 19 of Royal Decree 1197/1991 could be postponed by the CNMV, or the latter could adopt other measures so as to ensure that the acceptance periods of this Offer and Gas Natural’s offer end at the same time.

3.2	Formalities to be satisfied by the addressees of the Offer in order to declare their acceptance and manner and term to receive the consideration

3.2.1     Irrevocable and unconditional acceptance

Acceptances from Endesa shareholders accepting this Offer in the terms described in the Prospectus shall be irrevocable (except in the cases set out in Royal Decree 1197/1991) and shall not be subject to any condition pursuant to article 25.2 of the Royal Decree 1197/1991. Those acceptances that do not meet these requirements shall be deemed void and shall not be accepted.

3.2.2	Procedure for acceptance of the Offer

Holders of Endesa shares that wish to accept the Offer shall address the entity in which their shares are deposited. The acceptances shall be forwarded to the Governing Bodies of the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the depositary entities participating in the Managing Company of the Registry, Compensation and Settlement Systems of Securities (“Iberclear”) in which the shares are deposited, who shall be in charge of collecting the said acceptances in writing and shall be responsible, in accordance with their registries, for the ownership and possession of the securities referred to in the declarations of acceptance as well as for the non-existence of charges or encumbrances or third party rights limiting the voting or economic rights of such shares or limiting their free transfer. The referred entities shall communicate to the respective Governing Bodies, on the following day, the declarations of acceptance received. Such communication will also have to be made to the Offeror, through the representative appointed for these purposes, which is Santander Investment, S.A.

Acceptance declarations by the holders of the Endesa shares will be accompanied by the documentation required for the Endesa shares to be transferred before the participating entities, including all identification details required under applicable legislation for this type of transaction.

Acceptance declarations will not be admissible if they relate to Endesa shares whose registration references are dated after the last day of the Offer’s period of acceptance. That is, those Endesa shares tendered must have been acquired on the last day of the Offer’s acceptance period at the latest. As an exception thereto, registry references of Endesa shares backing the Endesa ADS program upon which ADS holders have presented an acceptance declaration in the U.S. offer, shall be dated after the last day of the acceptance period of the Offer, as described in Section 3.4 below.

Holders of Endesa shares located in Chile, in order to accept the Offer you may declare your acceptance in writing to Santander Investment S.A. Corredores de Bolsa. This entity shall carry out the functions set out in Section 3.5 of Chapter III of the Prospectus. Once the acceptance period has elapsed, Santander Investment S.A. Corredores de Bolsa will collect all acceptances made in Chile and will declare a global acceptance in writing to any of the Governing Bodies of the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Agent Entity to which Section 3.2.5 below refers to.

Holders of the Endesa shares may accept the Offer for all or some of the Endesa shares they own. Any declaration of acceptance must cover at least one (1) Endesa share.

3.2.3	Publication of the outcome of the Offer

Subsequent to the expiration of the acceptance period of the Offer, the Governing Bodies of the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges shall communicate the CNMV in a maximum period of five (5) working days from the end of the acceptance period of the Offer (including any extension or amendment thereof) the total number of securities comprised in the declarations of acceptance received (including the shares relating to acceptance declarations received under the U.S. offer, except for what is stated in Section 3.4 below).

Following receipt by the CNMV of the information regarding the total acceptances within the period of time mentioned in the above paragraph, the CNMV will notify, within a maximum term of three (3) working days, the successful or unsuccessful outcome of the Offer to the Governing Bodies of the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, to the Spanish Stock Exchange Company (Sociedad de Bolsas), to the NYSE, to the Santiago Stock Exchange in Chile, to the Offeror and to the Target Company. No later than the next working day, the Governing Bodies of the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges will publish the outcome of the Offer in the Quotation Bulletin of the Stock Exchanges, stating its specific scope. The publication date of the outcome of the Offer shall be deemed to be that of the session to which the respective Quotation Bulletins refer.

Given the formalities inherent to the shares centralization and calculation process regarding the declarations of acceptance presented under the U.S. offer by holders of ADSs, it is projected for the publication of the outcome of the Offer not to take place before the five (5) working days following the end of the acceptance period, and in any case, within the maximum terms legally established.

3.2.4	Waiver of the minimum level of acceptances’ condition and of the other conditions the Offer is subject to

The Offer is subject to the conditions referred to in Section 2.6 above. The Offeror may waive the conditions.

Along these lines, in the event that the referred conditions were not complied with, the Offeror undertakes to:

(i)
communicate its decision whether or not to waive the condition of the minimum level of acceptances no later than the day following that in which the CNMV anticipates the Offeror the number of shares included in the declarations of acceptance of the present Offer and, if applicable, in the U.S. offer; and

(ii)
communicate its decision whether or not to waive the condition regarding the modification of the articles of association of Endesa and its registration with the Commercial Registry, not later than the day before the last day of the acceptance period of the Offer.

In any event, if the conditions are not fulfilled, the Offer shall be rendered without effect in the last day of the acceptance period in the event that the Offeror does not communicate its decision on whether or not to waive the condition regarding the modification of the articles of association within the maximum term set out.

3.3	Costs of the Offer

Holders of Endesa shares who accept the Offer will pay neither costs for the processing of the acceptance orders, nor brokerage costs, nor costs resulting from the mandatory participation of a Spanish Market member in the transaction, nor any Stock Exchange contractual charges, nor Iberclear settlement charges, all of which will be borne by the Offeror, if the transaction is exclusively carried out through Santander Investment Bolsa, S.V.,S.A., or through any of the following entities of the Santander Group: Banco Santander Central Hispano, S.A., Banco Español de Crédito, S.A., Banesto Bolsa, S.A., S.V., y Banco Banif, S.A.

In the case of brokerage of Endesa shares by a market member other than the entities referred above, the relevant accepting party may be required, depending upon the market member’s practices, to pay brokerage costs arising from the mandatory participation of the corresponding market member as well as any other costs corresponding to the seller in the operation (except for the Stock Exchange contractual charges and Iberclear settlement charges, which will be borne by the Offeror in any event). Moreover, if the custodian entity is different to the aforementioned entities of Santander Group, the costs for the processing of acceptance orders will, in any case, be borne by the accepting party.

The costs incurred by the Offeror as purchaser will be paid by the Offeror in all cases. Any costs other than those described above will be borne by the party that incurs them. In the event of a negative outcome of the Offer, all documents evidencing title to the shares submitted by shareholders accepting the Offer shall be returned, and all costs arising from the acceptance and return of the aforementioned documentation will be paid by the Offeror.

The Chilean residents will not pay any brokerage costs deriving from the activity of Santander Investment S.A. Corredores de Bolsa.

3.4	Formalities regarding the U.S. offer

The formalities concerning the acceptance period, the acceptance procedure and the settlement of the U.S. offer are described in detail in the prospectus of the U.S. offer, and are summarized in Section 3.4 of Chapter III of the Prospectus. The addressees of the U.S. offer shall review the proper documentation of that offer in order to find precise information on its specific terms and conditions.

The acceptance period of the U.S. offer shall commence on the date when the Offeror has first published, sent or given the means to tender to security holders, date on which the Offeror shall also file the Schedule TO with the SEC. To that end, the Offeror intends to file the Schedule TO with the SEC on the day of the beginning of the acceptance period of the Spanish offer so that the acceptance period of the U.S. offer will begin on the same date as the acceptance period of this Offer.

In principle, the acceptance period of the U.S. offer will have the same duration than the one of the Spanish offer, this is, a period of one month, or the term which results from an extension or amendment thereof. However, the U.S. legislation sets forth that, in the event that a material change of the terms of the U.S. offer took place, the acceptance period of the U.S. offer shall be extended. The minimum period during which the U.S. offer must remain open following material changes in the terms of the U.S. offer will depend upon the facts and circumstances, including the materiality, of the changes.

E.ON 12 has requested from the SEC certain exemption reliefs in order to, amongst other, guarantee as far as possible that the acceptance period of the U.S. offer and the Spanish offer are coincident.

Notwithstanding the above, the possible difference in the acceptance periods and settlement dates of the Spanish offer and the U.S. offer will not give rise to a modification of the essential terms and conditions of any of such offers, just as they are described in the Prospectus and the prospectus of the U.S. offer.

3.5	Designation of the Market member to act on behalf of the Offeror

The Offeror has appointed Santander Investment Bolsa S.V.S.A. as the member of the Stock Exchange responsible for the brokerage of the acquisitions of Endesa shares under the Offer.

Furthermore, the Offeror has designated Santander Investment, S.A. as participating entity in Iberclear responsible for the settlement of the acquisitions of shares under the Offer. Santander Investment, S.A., in its role as Agent Entity, will also be responsible for the instruction and operative coordination of the member participating entities which may participate in the Offer.

The Offeror has appointed in the United States of America Mellon Investor Services LLC, domiciled at 480 Washington Blvd., 27th Floor, Jersey City, NJ 07310, as entity in charge of acting on behalf of E.ON 12 in the U.S. offer and responsible for carrying out the functions set forth in Section 3.5 of Chapter III of the Prospectus with regard to the acceptance and settlement of the Offer.

In Chile, the Offeror has designated Santander Investment S.A. Corredores de Bolsa, domiciled at Bandera 140, piso 14, Santiago de Chile and with taxpayer number (RUT) 96,683,200-2, as the entity responsible for the payment on behalf of the Offeror of the acquisitions of Endesa shares registered in Chile. Its functions are also described in detail in Section 3.5 of Chapter III of the Prospectus.

4.          OTHER INFORMATION

4.1	Aim pursued by the Offer

4.1.1	Aim pursued through the acquisition of shares of the Target Company

The aim pursued by the Offeror is the acquisition of the whole of Endesa shares in order to gain control over the said company.

Endesa’s acquisition by E.ON is aimed at integrating two businesses with complementary skills and assets, and with a common view of the strategic business model to develop, in order to deliver value to both companies.

The purpose of the Offer is not to merge Endesa or any of the companies of its group with E.ON 12 or any of the companies of the E.ON Group, dissolve any of the companies of Endesa, or effect any reorganisation of either groups.

It is not planned in any case that Endesa or any of the companies of its group merge with E.ON 12 or any other company of E.ON's Group.

In any case, this Offer does not constitute a cost reduction or synergy driven transaction. The Offeror understands and believes that the acquisition of Endesa will be profitable whether or not there are specific cost savings. In any case, in absence of more detailed information about Endesa, a quantification of any possible synergies or cost savings derived from the transaction is not possible at this stage.

4.1.2	Future activity of the Target Company and acquisition or disposal of assets

The Offeror plans to maintain Endesa’s current business policy and strategy. To this end, the Offeror has the intention to continue developing Endesa’s main business areas.

(a)       Corporate and territorial organization

The Offeror intends that Endesa be responsible for managing the new market unit located in Madrid, the Southern Europe and Latin America, and will have full operational responsibility for delivering this market unit’s business plan. In turn, this means that there will be no redundancies caused by the combination of Endesa and E.ON, and Endesa will retain both the integrity of their existing business and a high degree of operational independence. Endesa shall maintain its brand, its registered office and its board of directors in Spain.

In addition, E.ON intends to immediately take full advantage of one of Endesa’s key areas of expertise, namely, their Centre for Excellence in Distribution based in Barcelona. E.ON’s intention is to build it into a Global Centre of Excellence which will serve as a key resource of the entire E.ON Group.

The intentions of the Offeror with regard to the corporate and territorial organization of Endesa described above are totally compatible with the obligations imposed on E.ON in the first of the conditions to which the acquisition of Endesa is subject pursuant to the Resolution of the Ministry of Industry, Tourism and Commerce to which Section 4.3.3 below refers.

(b)       Plans with regard to Endesa’s assets

To the date of the Prospectus, the Offeror does not have plans as regards the use or disposal of the Target Company’s assets outside of the ordinary course of its business.

The Offeror is not planning to sell Endesa’s assets, but to the contrary, Endesa could even be benefited from the transfer of additional assets from other E.ON companies.

In particular, the Offer will not imply at all the partition or sale of Endesa’s main energy assets because (i) there is no overlapping of the activities of E.ON and Endesa (except in certain regions of Northern Italy), and (ii) there is no need to sell any assets of Endesa to finance the acquisition.

In addition, it must be noted that, in accordance with the tenth condition of the Resolution of the Ministry of Industry (see Section 4.3.3 below), E.ON shall maintain the operating companies of insular and extra-peninsular electricity systems in the Endesa group for a term of five years as from the taking of control over Endesa.

             (c)       Endesa’s Investment Plan

E.ON appreciates the investment forecasts contained in Endesa’s Strategic Plan for years 2005-2009 and intends to implement it, although it is not in a situation to assume a formal commitment with regard to the totality of the investment Plan of Endesa because of a lack of the necessary information which would enable it to take a decision on the whole of it.

However, E.ON does commit to making the € 4.3 billion in planned investments of maintenance of the distribution network, and also to maintaining the investments on the “strategic assets” to which Section 4.1.2 of Chapter IV refers, which are totally or partially owned by Endesa, in order to keep them fully operative.

The Offeror intends to become a major competitor in the Spanish market and to participate in its development through Endesa, including the materialization of opportunities of gas-power convergence. In this regard, investments will focus in Endesa’s “Advance in Capacity” plan, carrying on with Endesa’s investments in the construction of new combined cycle power stations (CCGT), increased capacity in LNG and the development of renewable energies and thermo-electric activities.

The Offeror understands that the commitments contemplated in this section answer totally to the obligations in terms of investment that the conditions of the Resolution of the Ministry of Industry detailed in Section 4.3.3 below impose.

(d)        Employment policy

The Offeror considers that the capacities and experience of the Endesa management team and employees are very important and it firmly believes that, as from the acquisition, they will benefit from more development opportunities in Endesa and in E.ON as a whole.

The Offeror does not plan any relevant change in connection with the employees and the management team of Endesa and the companies of its group as a result of the Offer, without prejudice to the potential changes in Endesa’s governing bodies referred to in section 4.1.4 below. In particular, there are no plans or previsions at all for job redundancies in Endesa or the companies within the Endesa group resulting from the Offer. Likewise, the Offeror will totally respect the current rights of employees and management team of Endesa, including those relating to pension plans.

Additionally, the Offeror considers of the utmost importance the maintenance of key managers after the acquisition as well as their motivation for the best achievement of business targets and results. In this regard, the Offeror may consider to offer engagement programs for key managers, as well as the start up of a long term incentives program.

(e)       Indebtedness

As of the date of the Prospectus, E.ON has no current intentions or specific plans to restructure Endesa’s existing indebtedness. Notwithstanding the above, changes could take place depending on the information obtained after settlement of the Offer, on the development of the market conditions and on the evolution of the new group resulting after the Offer.

Furthermore, upon maturity of any tranche of Endesa’s debt, E.ON will evaluate different possibilities for refinancing on a case by case basis, and shareholder loans would then also be taken into consideration.

In any case, it must be noted that, in accordance with the conditions of the Resolution of the Ministry of Industry to which Section 4.3.3 below refers, E.ON shall maintain Endesa with a ratio of debt under 5.25 expressed through the net financial debt/EBITDA for a period of three years as from the taking of control of ENDESA by the Offeror.

It must be noted that all the plans and commitments above have been adopted taking into consideration the current Spanish regulatory framework, and consequently, these could vary significantly in the event that any material amendment took place in the same.

4.1.3	Initiatives in relation to the listing of the shares

It is the Offeror’s intention that the Endesa shares continue to be listed in those Stock Exchanges where they currently trade, provided that Endesa maintains adequate levels of liquidity and frequency in trade.

In the event Endesa could not maintain appropriate levels of liquidity and frequency in the trading due to the high number of securities tendered in this Offer, E.ON 12 intends to call a General Shareholders Meeting of Endesa in the shortest term possible (and in any event no later than six (6) months), to propose to the said Shareholders’ Meeting, with the favourable vote of E.ON 12, the de-listing of Endesa shares from all markets in which it is currently listed, to request such de-listing to the CNMV, the SVS and the NYSE and the deregistration under the Exchange Act (as described in more detail below). Notwithstanding the above, in practice, and according to what is stated below, the de-listing of the Endesa shares from the NYSE under the Exchange Act shall require the existence of less than 300 securities holders resident in the United States of America.

In the event E.ON 12 provided for the de-listing of Endesa, such a de-listing would be made in accordance with the applicable legal requirements.

Likewise, the Offeror, in compliance with the requirements and formalities of each jurisdiction, shall carry on any action necessary for the effective de-listing to take place, to the extent possible, in a coordinated manner and simultaneously in all markets in which Endesa shares are traded.

The requirements for the de-listing of the shares of Endesa from the NYSE and its de-registration from the SEC are described in detail in Section 4.1.3 of Chapter IV of the Prospectus.

4.1.4	Governing Bodies of the Target Company

It is the Offeror’s intention to adapt Endesa’s Board of Directors to the new shareholder scenario resulting from this Offer. More precisely, the Offeror plans to be represented in the Board of Directors of Endesa and in the delegated commissions of the said Board (Comisión Ejecutiva, Comité de Nombramientos y Retribuciones y Comité de Auditoría y Cumplimiento) in proportion to its stake in Endesa share capital. Consequently, the Offeror could have the intention to be represented in the Board of Management of Endesa by more than half of its members. The said intention could result in the dismissal of certain members of the current Endesa Board of Management. In the same way, a variation of the number of members of these bodies, although no decision has been adopted at the date of the Prospectus, is not discarded.

As long as Endesa is a listed company, it is the intention of the Offeror to continue observing the Spanish recommendations on good corporate governance. Therefore, the Offeror plans to maintain the independent directors (consejeros independientes) in Endesa’s Board of Management, although its number could be significantly reduced as a result of the appointment by E.ON 12 of directors (consejeros dominicales). The Offeror also plans to maintain the commissions of the Board of Directors currently existing.

On the contrary, given the circumstances described in Section 4.1.3, in the event the Offeror de-listed Endesa shares, the structure of the Board of Management of the company would be affected by means of the substitution of independent directors (consejeros independientes) for executive directors and directors related to the shareholders (consejeros ejecutivos o dominicales). In addition, and subsequent to an eventual de-listing of Endesa, Endesa shall stop observing the recommendations on good governance that it has been so far observing, given its condition as listed company.

4.1.5	Articles of Association of the Target Company

The Offeror has conditioned the Offer to the amendment by Endesa of articles 32, 37, 38 and 42 of Endesa’s articles of association. If those amendments were not approved and registered with the Commercial Registry prior to the settlement of the Offer and the Offeror waived such condition, the Offeror would try to promote such amendments to the articles of association once the Offer has been settled.

Apart from the mentioned amendments, the Offeror does not currently have the intention to amend any other article from the articles of association of Endesa.

4.1.6	Dividend policy of Target

No forecast or commitment in relation to the maintenance of the dividend policy announced by Endesa for the period of 2005-2009 exists. Therefore, the dividend policy published by Endesa so far could vary significantly.

The dividend policy of Target will be determined by its Board of Directors, and the Offeror will try that such policy is orientated to facilitate the fulfilment of the Endesa investment plan. In principle, the dividend policy would depend on future cash flow levels as well as future financing and investment needs.

In any case, it must be noted that, in accordance with the conditions of the Resolution of the Ministry of Industry to which Section 4.3.3 below refers, during period 2006-2010, the companies of the E.ON-Endesa group that carry out regulated activities in Spain can only pay dividends when the resources generated by them (referred to as cash flow or the sum of net profits of the exercise and amortizations) are sufficient to meet both its investment commitments as well as the sum of the amortization of the financial debt and the relevant financial expenses.

4.1.7	Consequences of the acquisition of a holding in the Target Company which does not confer control

In the event that the level of acceptances was under the minimum tender condition of 50,01% of the total share capital of Endesa, the Offeror could decide to waive the minimum tender condition in order to become a key shareholder of Endesa.

To that end, and in those circumstances, the Offeror would seek to take an active role with respect to the management and operations of Endesa, and may seek representation on Endesa’s Board of Directors and/or management team, in proportion to the holding it acquired. However, there can be no assurance currently that the Offeror will be able to achieve any of these objectives, as it will depend on various factors which are out of its reach.

The acquisition by the Offeror of a holding which did not confer control over Endesa would basically imply certain changes with regard to the plans described above under Sections 4.1.1 to 4.1.6 above, changes which are described in Section 4.1.7 of Chapter IV of the Prospectus.

4.2        Antitrust law

4.2.1	European Union competition authorities

The present Offer constitutes a concentration of a Community dimension subject to the provisions of Council Regulation (CE) Nº 139/2004 of 20 January 2004 on the control of concentrations between undertakings (the “Regulation 139/2004”). Accordingly, E.ON, as the sole shareholder of the Offeror, notified the present Offer to the European Commission on 16 March 2006. On 25 April 2006 the European Commission decided not to oppose the notified Offer and to declare it compatible with the common market pursuant to Article 6(1)(b) of the Regulation 139/2004.

4.2.2	Spanish competition authorities

With regard to the provisions of articles 1 and 21.3 of Regulation 139/2004, concentrations of a Community dimension must be notified to the European Commission and not to the Competition Authorities of the Member States (in Spain, the Service for the Defence of Competition). A similar provision is contained in article 14.1 of Law 16/1989 of 17 July 1989 for the Defence of Competition. Accordingly, given that the current Offer has been notified to the European Commission, it has not been and will not be notified to the Service for the Defence of Competition.

4.2.3	Competition authorities from other jurisdictions

In accordance with the conclusions reached in Section 4.2.2, there is no obligation to notify the Offer to any of the Competition Authorities of the European Union Member States.

In addition, taking into account the information regarding the Target Company available to the Offeror, and according to the information concerning the participations of the Target Company in the countries in which it carries out its commercial activities, the acquisition of indirect control of certain participations or certain assets of the Target Company or companies of its group as a consequence of the Offer will be subject to notification and/or authorisation procedures in the following non EU countries:

(a)	Argentina: The notification was submitted to the Argentinean Competition authorities on 22 May 2006, and the transaction is pending authorization.

(b)	Brazil: The notification was presented to the Brazilian Competition authorities on 15 March 2006, and the transaction is pending authorization.

The Offeror considers that, in principle, and subject to the criterion of the Argentinean and Brazilian Competition authorities, there are no circumstances which may lead to the acquisition of control over the subsidiaries of the Offeror in such jurisdictions being prohibited.

On the date of the Prospectus, it is not foreseen that the financial and business impact that the fact of not obtaining all or some of the aforementioned authorisations would be significant. In the event that the operation could be prohibited in some of the above countries, E.ON will sell the correspondent assets by means of a tender or any other adequate procedure.

4.3        Regulatory authorisations

4.3.1	Spanish General Secretarial of Energy

On 8 March 2006, the Offeror filed the notification of the Offer to the General Secretarial of Energy (Secretaría General de Energía) of the Ministry of Industry, Tourism and Trade.

On 6 April 2006, the General Secretary of Energy resolved not to initiate the proceedings set out in article 4 of Law 5/1995, of 23 March, on the applicable regime for the sale of government’s shareholdings in certain companies, or golden share (Ley 5/1995, de 23 de marzo, de regimen jurídico de enajenación de participaciones públicas en determinadas empresas). In any case, it must noted that the regime for the “golden share” set forth in Law 5/1995 has been revoked pursuant to Law 13/2006, of 26 May.

4.3.2	General Directorate for Energy of the Regional Government of the Balearic Islands

The Offeror filed on 18 May 2006 an application to the General Directorate for Energy (Dirección General de Energía) of the Regional Government of the Balearic Islands for the purposes of Decree 6/2006, of 27 January, on the regulation of the procedure for the authorisation of the transfer of electricity distribution facilities (Decreto 6/2006, de 27 de enero, sobre la regulación del procedimiento de autorización de la transmisión de instalaciones de distribución de energía).

On 15 November 2006, the aforesaid General Directorate for Energy issued a resolution granting the requested authorization.

4.3.3	National Commission for Energy

On 23 March 2006, E.ON 12 submitted to the National Commission for Energy (“CNE”) an application in relation to the Offer in view of the new authorising power granted by virtue of Royal Decree-Law 4/2006, of 24 February.

On 27 July 2006, the CNE issued a resolution authorizing the Offer, although establishing a total of nineteen conditions for the validity of the transaction. The complete text of the conditions is attached as an annex to the Prospectus.

On 10 August 2006, E.ON 12 filed an administrative appeal against the resolution of the CNE with the Ministry of Industry, Tourism and Trade, considering that the conditions imposed by the CNE were excessive and unlawful.

By virtue of Decision dated 26 September 2006, the EU Commission declared that eighteen out of the nineteen conditions imposed on the Offeror by the CNE were incompatible with EU Law, and demanded its immediate removal.

On 18 October 2006, the European Commission initiated an infringement procedure against Spain for the fact that, three weeks after the referred Decision, the Spanish authorities had not taken any measure in order to comply with it.

On 3 November 2006, the Ministry of Industry, Tourism and Trade issued a resolution (the “Resolution of the Ministry of Industry”) upholding partially the administrative appeal filed by the Offeror against the resolution of the CNE.

The Resolution of the Ministry of Industry confirms the authorization of the offer that was granted by the CNE, but annuls some of the conditions imposed by the CNE and modifies various others. The applicable conditions to the acquisition of Endesa by E.ON pursuant to the Resolution of the Ministry of Industry are described in Section 4.3.3 of Chapter IV of the Prospectus.

The Offeror considers that the conditions set forth in the Resolution of the Ministry of Industry reflect the commitments with regard to Endesa, undertaken by E.ON vis-à-vis the CNE, and therefore accepts such conditions and will not challenge them in the courts.

Likewise, the Offeror expressly waives to withdraw from this Offer on the basis of the above-referred conditions of the Resolution of the Ministry of Industry. E.ON reserve their right to withdraw from this Offer in the event that new circumstances that are alien to E.ON’s will which impede the completion of the Offer arise, always subject to the prior authorization of the CNMV, in accordance with the provisions of article 24 of Royal Decree 1197/1991.

4.3.4     Other Spanish regulatory authorisations

Apart from the foregoing authorisations, the Offeror declares that it has no obligation to notify any other Spanish regulatory authority, and that it does not require any other authorisation in order to acquire the shares of Endesa by means of the present Offer.

In particular, it is expressly stated that, in the opinion of the Offeror, the Offer is not affected by the limitation to the holding in more than one principal operator set forth in article 34 of Royal Decree Law 6/2000, of 23 June, about urgent measures to intensify competition in the markets of goods and services.

4.3.5     Authorisation from foreign energy authorities

On the basis of the information regarding the Target Company available to the Offeror, and in view of the information available regarding the Target Company's holdings in countries in which it carries out commercial activities, some of the effects arising from this Offer are subject to notification and authorization procedures, or must simply be communicated, in the following jurisdictions:

(a)
Brazil: E.ON 12 applied for an authorization to the Brazilian authorities (ANEEL) on 3 July 2006. In response to such request, the Secretary of Economic and Financial Control of ANEEL ruled, by Official Letter dated 14 August 2006, that the controlling shareholders of the concessionaires in Brazil were the incumbent parties upon the instruction and the submission, through the involved concessionaires, of the process of request for prior approval for the transfer of equity control, and not E.ON 12. In view of this scenario, the Offeror has requested Endesa to undertake all necessary measures before ANEEL to enable a regular acquisition by E.ON 12 of the indirect control of the concessionaires in Brazil which are currently controlled by Endesa. Endesa is currently working on such request.

In the event that authorization was denied, the Offeror would be required to sell the subsidiaries of Endesa which are public service concessionaires, as well as the other subsidiaries operating under Government authorization in Brazil in order to comply with this negative decision.

(b)
Argentina: Acquisition of indirect control over the subsidiaries of Endesa in Argentina does not require authorization in this country. However, each of the relevant subsidiaries of Endesa must communicate such event to the energy regulator in Argentina following the settlement of this Offer.

(c)
Colombia: Acquisition of indirect control of the subsidiaries of Endesa in Colombia must be communicated to the Colombian energy regulator. Such communication is an information obligation following the settlement of the Offer, for which no specific deadline is stipulated under Colombian law, and which may lead the regulator to impose conditions relating to the terms of the government authorizations under which the subsidiaries of Endesa operate in this country.

(d)
Turkey: E.ON 12 requested the corresponding authorization from the Turkish regulatory authorities in the energy sector on 5 September 2006. On 13 September 2006, the Turkish regulatory authorities have answered that, given the fact that the Offer is subject to certain conditions, no decision can be produced at this stage. Once the effective acquisition of indirect control over the Turkish company takes place, the Offeror shall communicate the transaction to the Turkish authority for their analysis. In the event that authorization were denied, the Offeror would have to sell Endesa's holding in the Turkish company in order to comply with the negative decision.

(e)
Poland: The acquisition of indirect control of the subsidiaries of Endesa in Poland is not subject to any authorization in this country. However, there is an obligation to report this information to the Polish energy regulator following the settlement of the Offer, although no specific deadline for doing so is stipulated under Polish law.

The previous authorization to be obtained from the Brazilian energy regulatory authority, referred to in (a) and (d) above, are not a prior authorization as defined in article 16.1 of Royal Decree 1197/1991, since these are authorizations relating to the sudden acquisition of indirect control over companies other than the Target Company as a result of the completion of the Offer by E.ON 12.

On the basis of the information regarding holdings of the Target Company in countries in which it carries out commercial activities, E.ON 12 considers that is not necessary to obtain any additional notification or authorization from any other regulatory authority within the energy sector.

As of the date of the Prospectus, E.ON 12 is not in the position to precisely quantify the financial and business impact that the failure to obtain any or all of the previous authorizations might have on the new consolidated E.ON-Endesa Group. However, it is not estimated that such an impact would be significant. In any jurisdiction in which the transaction were not authorized, E.ON 12 would dispose of the corresponding assets by means of an auction or any other efficient procedure.

4.3.6     Obligation to launch tender offers in other jurisdictions

In the case that the present Offer is successful and subsequent to the settlement thereof, it may be necessary to launch tender offers on some publicly traded subsidiaries of Endesa in which this company does not hold 100% of the shares. The only offers which might be launched on publicly traded subsidiaries of Endesa in other countries are the following:

(a)	Brazil: Following the effective takeover of control of Endesa, E.ON 12 might be required to launch a tender offer for Ampla Energía, S.A. y Compañia Energética do Cerará (COELCE).

(b)
Peru: In the event that the Offer was to be successful, E.ON 12 would be required to launch a tender offer for Edegel, S.A.A., Edelnor, S.A.A. and Etevensa, S.A.A., Endesa group companies whose shares are listed on the Lima Stock Exchange, as well as for Piura, S.A.A. and Generandes S.A.A., which are not publicly traded companies.

With respect to the Endesa group companies whose shares are listed on the Santiago de Chile Stock Exchange (i.e. Enersis, S.A., Endesa Chile, S.A., Chilectra, S.A. and E.E. Pehuenche, S.A.), it must be noted that the SVS communicated, through Oficio Ordinario nº 12.825, dated as of 7 December 2005, that there is no obligation to launch a tender offer on these companies.

Consequently, E.ON 12 estimates that all tender offers which it might be obligated to launch in Brazil and Peru as a result of the settlement of the Offer in Spain, would amount to approximately € 907 million.

All this information is made public in compliance with article 18 of Royal Decree 1197/1991, of 26 July, and for knowledge of the shareholders of Endesa, addressees of this Offer, who could be interested in it.

Düsseldorf, 17 November 2006

Dr. Frank Fischer
E.ON Zwölfte Verwaltungs GmbH

This document does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON, when available, regarding the proposed tender offer for Endesa, because they will contain important information. The prospectus and certain complementary documentation were filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus is also available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement may also be obtained for free from E.ON, when it becomes available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This document may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This document may contain references to certain financial measures (including forwardlooking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in its Annual Report, in its interim report or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.